

May 5, 2011

Via U.S. Mail and Facsimile 301.986.5554

Barry H. Bass
Executive Vice President, Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, MD 20814

> **Re: First Potomac Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-31824**

Dear Mr. Bass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 3

Significant 2010 Activity and Subsequent Transactions, page 4

1.   In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Competitive Advantages, page 5

Favorable Lease Terms, page 5

2.   We note that your leases "generally provide for revenue growth through contractual rent increase." Please expand your disclosure to discuss periodic rent increases in leases signed in the reporting period. To the extent practicable, please quantify the percentage of your new leases that have contractual rent increases and provide the range of such increases.

Item 2. Properties, page 30

3.   Excluding leases currently renewed on a month-to-month basis, we note that 15% of your square footage under lease expires during 2011. In future periodic reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases related to leases that expired during the current period and leases expected to expire in the next 12 months. Please also tell us how management assesses the portfolio for such turnover, and how currently available leasable space at December 31, 2010 is factored into such assessment.

4.   We note that your property portfolio includes industrial properties, business parks, office parks, office and retail and that you present your property data per geographic region. In future periodic filings, please separately present property data for each property type.

5.   Refer to your lease expiration table on page 33. Please also disclose the number of tenants or leases expiring, the annual rental represented by the expiring leases and the percentage of gross annual rental represented by such leases.

6.   We note that you disclose the "average base rent per square foot." In future periodic filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

7.   Please explain to us what you mean in footnote (1) on page 33 when you indicate that "average base rent per square foot" is "triple-net equivalent."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 38

Development and Redevelopment Activity, page 39

8.   In future periodic filings, please also include development and redevelopment expenditures on a per square foot or unit basis for each significant project. In addition,

please provide a brief description of how you calculate the expense amount, including whether tenant improvement and leasing commissions are included.

Critical Accounting Policies and Estimates, page 39

Investments in Real Estate and Real Estate Entities, page 40

9.   We note that you capitalize interest costs incurred on qualifying expenditures for real estate assets under development or redevelopment. Please tell us what, if any, general and administrative expenses are capitalized related to such development activities and when the capitalization period for such qualifying expenditures concludes. Finally, please tell us the amount of these costs capitalized for each fiscal year presented.

Liquidity and Capital Resources, page 57

Overview, page 57

10.   We note you have a significant amount of contractual obligations due in the next 5 years. Please specifically tell us, to supplement the disclosure within your filing, how you anticipate meeting these short- and-medium term funding requirements.

Financing Activity, page 58

Cash Flows, page 59

11.   In future periodic reports, please supplement your discussion of anticipated cash uses for the next fiscal year to include anticipated debt maturities, interest payments, dividend payments and capital expenditures. Please also expand your discussion of sources of cash to identify the anticipated sources of any additional cash you expect to need to address these anticipated cash uses.

Disclosure of Contractual Obligations, page 67

12.   In future filings, please disclose within your table the portion of debt repayments and other contractual obligations for which you are liable related to your investments in affiliates.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 85

(2) Summary of Significant Accounting Policies, page 85

(k) Intangible Assets, page 89

13.   We note that you amortize below-market lease intangibles over the initial term and any below-market fixed rate renewal periods. Please tell us how you determine the likelihood

that a lessee will execute a below-market lease renewal option, and cite the accounting literature relied upon for such policy.

Item 15. Exhibits, page 74

14.   Refer to the agreements filed as exhibits 10.19, 10.39, 10.40 and 10.41 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief